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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
                    of the Securities Exchange Act of 1934

                         Commission File Number: 000-28133
                                                 ---------

                                LifeMinders, Inc.
                                -----------------
             (Exact name of registrant as specified in its charter)

                    13530 Dulles Technology Drive, Suite 500
                             Herndon, Virginia 20171
                                 (703) 793-8210
                                ----------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                 ----------------------------------------------
           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

                Please place an X in the box(es) to designate the
            appropriate rule provision(s) relied upon to terminate or
                        suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)       [X]  Rule 12h-3(b)(1)(ii)   [ ]
              Rule 12g-4(a)(1)(ii)      [ ]  Rule 12h-3(b)(2)(i)    [ ]
              Rule 12g-4(a)(2)(i)       [ ]  Rule 12h-3(b)(2)(ii)   [ ]
              Rule 12g-4(a)(2)(ii)      [ ]  Rule 15d-6             [ ]
              Rule 12h-3(b)(1)(i)       [X]

         Approximate number of holders of record as of the certification or notice date: One
              ---

         Pursuant to the requirements of the Securities Exchange Act of 1934, LifeMinders, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                      LifeMinders, Inc.

                                      By: /s/ Joseph S. Grabias
                                         ---------------------------------------
                                         Joseph S. Grabias
                                         Chief Financial Officer and Vice
                                           President
                                         Date: October 24, 2001